SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.

(Name of Subject Company (Issuer))

SCIELE PHARMA, INC.

(Issuer)

SHIONOGI & CO., LTD.

(Affiliate of Issuer)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

2.625% CONTINGENT CONVERTIBLE
SENIOR NOTES DUE 2027

(Title of Class of Securities)

808627 AA1

(CUSIP Number of Class of Securities)

Patrick P. Fourteau
Chief Executive Officer
Sciele Pharma, Inc.
5 Concourse Parkway, Suite 1800
Atlanta, Georgia 30328
(770) 442 9707

 (Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the filing persons)

With a Copy to:

W. Tinley Anderson, III, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree St., N. E., Suite 2400
Atlanta, GA 30308
(404) 815-2400

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$325,000,000	$12,772.50

(1) Estimated for purposes of calculating the filing fee only. This amount is based on the aggregate outstanding principal amount of the 2.625% Contingent Convertible Senior Notes Due 2027.

(2) The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended equals $39.30 for each $1,000,000 of value.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d–1.

☒          issuer tender offer subject to Rule 13e–4.

☐            going-private transaction subject to Rule 13e–3.

☐            amendment to Schedule 13D under Rule 13d–2.☐

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Sciele Pharma, Inc., a Delaware corporation (“Sciele” or the “Company”), and relates to the offer by the Company to purchase for cash all of its outstanding 2.625% Contingent Convertible Senior Notes due 2027 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture dated as of May 14, 2007 and as subsequently supplemented (as supplemented, the “Indenture”), by and between the Company and LaSalle Bank National Association, as Trustee (the “Trustee”); (2) the Notes; (3) the Notice of Fundamental Change and Offer to Purchase dated October 15, 2008 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Offer to Purchase”); (4) the related Letter of Transmittal and Fundamental Change Purchase Notice filed herewith as Exhibit (a)(1)(B) (as it may be supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”); and (5) the related offering materials filed as Exhibits (a)(1)(C) to (D) to this Schedule TO. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.        Summary Term Sheet.

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.        Subject Company Information.

(a) Name and Address.  The name of the subject company is Sciele Pharma, Inc.  The address of the principal executive offices of Sciele is 5 Concourse Parkway, Suite 1800, Atlanta, Georgia 30328.  The telephone number of Sciele at its principal executive offices is (770) 442-9707.  Sciele’s website address is www.sciele.com.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer – Information Concerning the Company” is incorporated herein by reference.

(b) Notes.  This Schedule TO relates to the offer by the Company to purchase all of the outstanding Notes. The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Notes and the Offer” is incorporated herein by reference. As of October 13, 2008, there was approximately $325 million in aggregate principal amount of the Notes outstanding.  Additionally, as a result of the merger on October 9, 2008 (the “Merger”) of Tall Bridge, Inc., a Delaware corporation, with and into the Company there was one share of the Company’s common stock, $0.01 par value per share (“Common Stock”), outstanding, which is owned by Shionogi USA Holdings, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Shionogi & Co., Ltd., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Shionogi”).

(c) Trading Market and Price.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Notes and the Offer– Market for the Notes” is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person.

(a) Name and Address.  The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Schedule A in the Offer to Purchase is incorporated herein by reference. The Offer is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company.  Shionogi, an affiliate of the Company, indirectly owns 100% of the Company’s common stock.  The address of the principal executive offices of Shionogi is 1-8, Doshomachi 3-chome, Chuo-ku, Osaka 541-0045 Japan, and the telephone number at such principal executive offices is +81 6 6202-2161.

Item 4.        Terms of the Transaction.

(a) Material Terms.  The information set forth in the Offer to Purchase under “Summary Term Sheet” and the following sections under “Important Information Concerning the Offer” are incorporated herein by reference: “Information Concerning the Notes and the Offer,” “Procedures to be Followed by Holders Electing to Surrender Notes for Purchase,” “Right of Withdrawal,” “Payment for Surrendered Notes,” “Notes Acquired,” “Legal Matters;

Regulatory Approvals,” “Prohibition of Purchases of Notes by the Company and Its Affiliates,” “Material United States Income Tax Considerations,” “Solicitations,” “Definitions” and “Conflicts.”

(b) Purchases.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company” is incorporated herein by reference. To the Company’s knowledge, no officer, director or affiliate of Sciele is a holder of any Notes.

Item 5.        Past Contracts, Transactions, Negotiations and Agreements

(e) Agreements Involving the Subject Company’s Securities.  The Notes are governed by the Indenture. The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Notes and the Offer” is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Information Concerning the Notes and the Offer—The Company’s Obligation to Purchase the Notes Upon a Fundamental Change” is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Notes Acquired” is incorporated herein by reference.

(c) Plans.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Plans or Proposals of the Company” is incorporated herein by reference.

Item 7.        Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Payment for Surrendered Notes” and “Source and Amount of Funds” are incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.        Interest in Notes of the Subject Company.

(a) Securities Ownership.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Section 1008(a) of Regulation M-A.

(b) Securities Transactions.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and “Important Information Concerning the Offer—Prohibition of Purchases of Notes by the Company and its Affiliates” are incorporated herein by reference.

Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth in the Offer to Purchase under “Important Information Concerning the Offer—Fees and Expenses” and “Important Information Concerning the Offer—Solicitations” are incorporated herein by reference.

Item 10.      Financial Statements.

(a) Financial Information.  The Company believes that its financial condition is not material to a holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, and the Offer is for all outstanding Notes.

(b) Pro Forma Information.  Not applicable.

Item 11.      Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.
(2)

The information set forth in the Notice of Fundamental Change and Offer to Purchase under “Importance Information Concerning the Offer – Fees and Expenses” and “Important Information Concerning the Offer – Solicitations” are incorporated herein by reference.”

(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable.

(b) Other Material Information.  None.

Item 12.      Exhibits.

Exhibit No.	Description
(a)(1)(A)	Notice of Fundamental Change and Offer to Purchase dated October 15, 2008. *

(a)(1)(B)	Form of Letter of Transmittal and Fundamental Change Purchase Notice. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Notice of Withdrawal. *

(a)(1)(E)	Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees dated October 15, 2008. *

(a)(1)(F)	Form of Letter to Clients. *

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(b)

Special Overdraft Loan Agreement and Market Interest Rate Loan Agreement dated October 1, 2008 between Shionogi and Sumitomo Mitsui Banking Corporation. (incorporated herein by reference to Amendment No. 2 to the Schedule TO filed with the SEC on October 1, 2008 by Shionogi and Tall Bridge, Inc., a Delaware corporation (“Purchaser”), with respect to Shionogi and Purchaser’s offer to acquire all outstanding Sciele common stock).

(d)(1)	Indenture dated as of May 14, 2007 by and between Sciele Pharma, Inc. and LaSalle Bank National Association, as Trustee (incorporated herein by reference to Sciele’s Form 8-K filed on May 17, 2007).

(d)(2)	First Supplemental Indenture, dated as of October 9, 2008. *

(g)	None.

(h)	None.

* Filed herewith.

Item 13.      Information Required by Schedule 13E–3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2008	Sciele Pharma, Inc.

	By:	/s/ PATRICK P. FOURTEAU

Name: Patrick P. Fourteau
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Notice of Fundamental Change and Offer to Purchase dated October 15, 2008. *

(a)(1)(B)	Form of Letter of Transmittal and Fundamental Change Purchase Notice. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Notice of Withdrawal. *

(a)(1)(E)	Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees dated October 15, 2008. *

(a)(1)(F)	Form of Letter to Clients. *

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(b)

Special Overdraft Loan Agreement and Market Interest Rate Loan Agreement dated October 1, 2008 between Shionogi and Sumitomo Mitsui Banking Corporation. (incorporated herein by reference to Amendment No. 2 to the Schedule TO filed with the SEC on October 1, 2008 by Shionogi and Tall Bridge, Inc., a Delaware corporation (“Purchaser”), with respect to Shionogi and Purchaser’s offer to acquire all outstanding Sciele common stock).

(d)(1)	Indenture dated as of May 14, 2007 by and between Sciele Pharma, Inc. and LaSalle Bank National Association, as Trustee (incorporated herein by reference to Sciele’s Form 8-K filed on May 17, 2007).

(d)(2)	First Supplemental Indenture, dated as of October 9, 2008. *

(g)	None.

(h)	None.

* Filed herewith.